NEWS RELEASE

EMX Royalty Enters into Automatic Share Purchase Plan

Vancouver, British Columbia, April 15, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that it has entered into an automatic share purchase plan ("ASPP") with its broker in order to facilitate repurchases of EMX's common shares (the "Shares") under the Company's previously announced normal course issuer bid (the "NCIB").

The Company previously announced that it had received approval from the TSX Venture Exchange ("TSXV") to purchase up to 5,000,000 Shares for cancellation over a twelve-month period that commenced on February 13, 2024 and terminates no later than February 12, 2025. All purchases made pursuant to the NCIB will be made through the facilities of the TSXV, NYSE American Stock Exchange ("NYSE American"), other designated exchanges and/or alternative Canadian trading systems or by such other means as may be permitted by applicable securities laws. The price that EMX will pay for Shares in open market transactions will be the market price at the time of purchase. Any Shares that are purchased under the NCIB will be cancelled. Since the commencement of the NCIB on February 13, 2024, the Company has purchased 17,700 Shares on the TSXV and alternative Canadian trading systems at a weighted average price per Share of $2.62 for an aggregate value of approximately $46,000, and 58,302 Shares on the NYSE American and alternative U.S. trading systems at a weighted average price per Share of US$1.93 for an aggregate value of approximately US$112,000.

EMX believes that from time to time, the market price of its Shares may not reflect their underlying value and that the purchase of its Shares will enhance shareholder value and increase liquidity of the Shares. The Company intends to fund the purchases out of available cash. The ASPP will facilitate purchases under the NCIB as it will allow for purchases of Shares to be made at times when the Company would ordinarily not be permitted to make purchases, whether due to regulatory restriction or customary self-imposed blackout periods.

Under the ASPP, the Company's broker may purchase Shares from the effective date of the ASPP until the end of the NCIB.  The ASPP will facilitate purchases of Shares under the NCIB by authorizing the Company's broker to make purchases at its sole discretion based on parameters set by the Company in accordance with the rules of the TSXV and NYSE American, applicable law and the terms of the ASPP.  Outside of periods that the Company is restricted from purchasing Shares pursuant to insider trading rules or its own internal trading blackout policies, Shares may also be purchased at the Company's discretion, in compliance with the rules of the TSXV and NYSE American and applicable law.

All purchases of Shares made under the ASPP will be included in determining the number of Shares purchased under the NCIB. Any Shares purchased by the Company pursuant to the ASPP will be cancelled.  The Company is not currently in possession of any material undisclosed information in relation to the Company, the Shares or any of the Company's other securities.  The ASPP constitutes a "written automatic purchase plan" for purposes of applicable Canadian securities legislation and the ASPP has been pre-cleared by the TSXV and will be effective on April 12, 2024.

The ASPP will terminate on the earliest of the date on which: (a) the maximum purchase limit under the NCIB has been reached; (b) the NCIB expires; or (c) the ASPP otherwise terminates in accordance with its terms.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

About EMX - EMX is a precious, and base metals royalty company. EMX’s investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company’s common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol “EMX”. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility of the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding EMX's normal course issuer bid, the Company's pre-defined plan with its broker to allow for the repurchase of Shares and the timing, number and price of Shares that may be purchased under the normal course issuer bid, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to the market price of the Shares being too high to ensure that purchases benefit the Company and its shareholders, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2023 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2